May 18, 1998

HSB Group, Inc.
One State Street
P.O. Box 5024
Hartford, CT  06102-5024

Ladies and Gentlemen:

In reference to the Registration Statement of HSB Group, Inc. (hereinafter the "Company") on Form S-3 (the "Registration Statement") that is being filed with the Securities and Exchange Commission in connection with the proposed offer and sale by certain shareholders of the Company (the "Selling Shareholders") of up to 205,174 shares (as adjusted for the three-for-two stock split declared on April 24, 1998 with a May 1, 1998 record date and May 22, 1998 payable date) (the "Shares") of the Company's Common Stock without par value (the "Common Stock"), you have asked my opinion as General Counsel of the Company, on the validity of the issuance of the Shares. As described in the Registration Statement, sales of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions, including block trades, in negotiated transactions or in a combination of such methods of sale.

In rendering this opinion, I, or attorneys under my supervision, have examined the Company's Articles of Incorporation and By-laws as presently in effect, and such other records of the Company which I deem necessary or appropriate under the circumstances.

Based on the foregoing, I am of the opinion that the Shares to be sold by the Selling Shareholders have been duly authorized and are validly issued, fully paid and nonassessable shares of Common Stock of the Company.

I hereby consent to the inclusion in said Registration Statement of this opinion as an exhibit thereto.

Sincerely yours,

/s/ Robert C. Walker
Robert C. Walker
Senior Vice President and
General Counsel